UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                       Retail Opportunity Investments Corp
                               (Name of Issuer)

                                  Common Stock
                        (Title of Class of Securities)

                                   76131N101
                                 (CUSIP Number)

                               December 31, 2011
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 76131N101


       1.    Names of Reporting Persons.

             Walleye Trading, LLC

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [X] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       		 5.  Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power:  3,541,807
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power:  3,541,807

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             3,541,807

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     6.66%

       12.   Type of Reporting Person

	     BD

                               CUSIP No. 76131N101


       1.    Names of Reporting Persons.

             Walleye Trading Advisors, LLC

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [X] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Minnesota, United States

       		 5.  Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power:  3,541,807
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power:  3,541,807

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             3,541,807

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     6.66%

       12.   Type of Reporting Person

	     PN

Item 1. (a)  Name of Issuer: Retail Opportunity Investments Corp

        (b)  Address of Issuer's Principal Executive Offices:

	     3 Manhattanville Road
 	     Purchase, NY 10577

Item 2. (a)  Name of Person Filing:

	     (i) Walleye Trading, LLC
	     (ii) Walleye Trading Advisors, LLC, the Manager of Walleye
	     Trading, LLC

	     Walleye Trading, LLC and Walleye Trading Advisors, LLC are herein referred to as the "Reporting Persons".

        (b)  Address of Principal Business Office, or, if None, Residence:

	     14601 27th Ave. N, Suite. 102
             Plymouth, MN  55447

        (c)  Citizenship:

	     Please see Item 4 on the cover sheet for each of the Reporting Persons

        (d)  Title of Class of Securities:

	     Common Stock

        (e)  CUSIP No.: 76131N101

Item 3.  If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

	(a)  [X] Broker or dealer registered under Section 15 of the Act.

	(b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

	(c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act.

	(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)  [ ] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

	(k)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.  Ownership

	 As of the date of this filing, the Reporting Persons may be deemed to be the
	 beneficial owner of 3,541,807 shares if warrants were exercised. The
	 percent of class is determined	based on 53,218,797 shares, the number of
	 shares issued and outstanding, 49,676,990, plus the number of shares that
	 could be acquired if warrants were exercised, 3,541,807.

	 A. Walleye Trading, LLC

		(a) Amount beneficially owned:  3,541,807
		(b) Percent of class:  6.66%
		(c)(i) Sole power to vote or direct the vote: 0
		  (ii) Shared power to vote or direct the vote:  3,541,807
		 (iii) Sole power to dispose or direct the disposition: 0
		  (iv) Shared power to dispose or direct the disposition:
		       3,541,807

	 B. Walleye Trading Advisors, LLC

		(a) Amount beneficially owned:  3,541,807
		(b) Percent of class:  6.66%
		(c)(i) Sole power to vote or direct the vote: 0
		  (ii) Shared power to vote or direct the vote:  3,541,807
		 (iii) Sole power to dispose or direct the disposition: 0
		  (iv) Shared power to dispose or direct the disposition:
		       3,541,807

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2012
                                       Walleye Trading, LLC

                                       By: /s/ Peter Goddard
                                       --------------------------
                                       Name: Peter Goddard
                                       Title:  Chief Compliance Officer


                                       Walleye Trading Advisors, LLC

                                       By: /s/ Peter Goddard
                                       --------------------------
                                       Name: Peter Goddard
                                       Title:  Chief Compliance Officer